United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Jabil Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-14063
(State or other jurisdiction of incorporation)	(Commission file number)

10800 Roosevelt Boulevard North

St. Petersburg, Florida, 33716

(Address of principal executive offices) (Zip code)

Susan Wagner-Fleming

Vice President, Deputy General Counsel and Corporate Secretary

(727) 225-4422

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided as an exhibit to this Form SD and is available on our website: https://investors.jabil.com/financials/sec-filings. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Information concerning conflict minerals from recycled or scrap sources that may be contained in the in-scope products that we manufactured is included in the Conflict Minerals Report and is incorporated into this Form SD by reference.

Item 1.02. Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item  3.01. Exhibits

Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December  31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JABIL INC.

By:	/s/ Michael Dastoor	Date: May 30, 2023
Michael Dastoor
Chief Financial Officer